AMERICAN BIO MEDICA CORPORATION

122 Smith Road

Kinderhook, New York 12106

January 4, 2023

VIA EDGAR (PRER14A)

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn.:	Mr. Jimmy McNamara
Division of Corporation Finance
Office of Life Sciences

Re:	American Bio Medica Corporation (the “Company”)
Revised Preliminary Proxy Statement
Filed December 22, 2022
Commission File No. 000-28666

Ladies and Gentlemen:

We are submitting herewith for filing with the U.S. Securities and Exchange Commission, pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended, one copy of the Company’s revised Preliminary Proxy Statement. The revised Preliminary Proxy Statement has been marked to indicate changes from the proxy material (other than the financial statements) originally filed with the Commission on December 22, 2022. In accordance with Rule 14-6 under the Exchange Act, the copy of the revised Preliminary Proxy Statement is clearly marked “Preliminary Copy – Confidential, For Use of the Securities and Exchange Commission Only” and shall not be deemed available for public inspection before definitive materials have been filed with the Commission, except as otherwise set forth in such Rule.

The revised Preliminary Proxy Statement responds to the comments received from the staff of the Commission by letter, dated January 3, 2023, from the Office of Life Sciences, Division of Corporation Finance and a subsequent telephone discussion with Jimmy McNamara and Alan Campbell of the Commission.

A courtesy copy of this letter and the revised Preliminary Proxy Statement are being provided for the convenience of the staff (attention: Mr. McNamara) in its review of the foregoing documents.

Set forth below are the Company’s responses to the staff’s comments. All page numbers referred to in this letter relate to the revised Preliminary Proxy Statement. The numbered comments below correspond to the numbered comments in the letter of the staff’s comments.

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Preliminary Proxy Statement on Schedule 14A

Summary Term Sheet

Principal Conditions to the Asset Sale, page 4

We note your disclosures regarding employment agreements between Healgen and Melissa A. Waterhouse and Lawrence Ferringo, respectively. Please revise here or elsewhere in your proxy statement, as appropriate, to disclose the material terms of these employment agreements.

Response: In response to the staff’s comment, the Company has indicated that, as generally agreed by the parties, the base salary, bonus and other benefits under the expected employment agreements between Healgen and each of Melissa A. Waterhouse and Lawrence Ferringo will be substantially commensurate in the aggregate with the cash compensation and benefits provided to them by the Company prior to the proposed asset sale. This statement and the material terms of the Company’s existing employment agreement with Melissa A. Waterhouse (the Company’s sole executive officer and a member of the Company’s Board of Directors) have been added on page 4.

Discussion of Proposals Recommended by Board

Past Contracts, Transactions and Negotiations, page 12

We note that there appears to be no disclosure describing the negotiations between you and Healgen regarding the proposed asset sale. Please revise your disclosure to describe the negotiations between you and Healgen preceding your entry into the Asset Purchase Agreement. Refer to Item 1005(b)(6) of Regulation M-A.

Response: In compliance with Regulation M-A Item 1005(b)(6), additional disclosure describing the negotiations leading up to the proposed asset sale transaction between the Company and Healgen has been inserted on page 12.

General

We note that there are no financial statements included in your proxy statement. The proposed transaction appears to involve the sale of substantially all of your operating assets. Please tell us why you did not provide financial statements consistent with Item 14(a)(4) of Schedule 14A. For additional guidance, please refer to the Division of Corporation Finance Financial Reporting Manual, sections 1140.6 and 2120.2.

Response: In accordance with Sections 1140.6 and 2120.2 of the Division of Corporation Finance Financial Reporting Manual, audited historical financial statements for the years ended December 31, 2020 and 2021 and the additional stub nine-month period ended September 30, 2022 of the Company and pro forma financial statements showing the impact of the proposed asset sale transaction on the Company have been included at the end of the revised Preliminary Proxy Statement. See Annex D beginning on page D-1.

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The definitive Proxy Statement will be submitted by the Company as soon as the Commission has reviewed this letter and its enclosures and has advised the Company that no further issues remain outstanding, and we would, therefore, appreciate the staff’s prompt review of the revised Preliminary Proxy Statement and our responses to the staff’s comments.

Kindly address any comments or questions that you may have concerning this letter and the enclosed materials to me (tel.: (518) 758-8158, x107) or to Spencer G. Feldman (tel.: (212) 451-2234), counsel to the Company.

Very truly yours,

/s/ Melissa A. Waterhouse
Melissa A. Waterhouse

cc: Spencer G. Feldman, Esq.

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